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                                 UNITED STATES                         OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION       OMB Number:     3235-0058
                            WASHINGTON, D.C.  20549             Expires      May 31, 1997
                                                                Estimated average burden
                                  FORM 12b-25                   hours per response   2.50

                          NOTIFICATION OF LATE FILING                SEC FILE NUMBER

                                                                       CUSIP NUMBER
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(Check One):    [ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K   [X]Form 10-Q
                [ ]Form N-SAR

                 For Period Ended: July 16, 1995
                                   -----------------------------
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ------------------------------

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Food 4 Less Holdings, Inc.
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Full Name of Registrant


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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

1100 West Artesia Boulevard, Compton, CA  90220
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
[X] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

              On June 14, 1995, Food 4 Less Supermarkets, Inc. ("F4L Supermarkets"), a wholly-owned subsidiary of Food 4 Less Holdings, Inc. (the "Company"), acquired Ralphs Supermarkets, Inc. ("RSI") and its wholly owned subsidiary, Ralphs Grocery Company ("RGC"). The acquisition was effected through the merger of F4L Supermarkets with and into RSI (the "RSI Merger") followed by the merger of RGC with and into RSI (the "RGC Merger," and together with the RSI Merger, the "Merger"). The surviving corporation in the Merger was renamed Ralphs Grocery Company. The Company has been required to devote substantial resources, including the attention of key financial and operating personnel, to the integration of F4L Supermarkets, RSI and RGC. As a result, the Company's personnel have been unavoidably delayed in the preparation of the Company's Quarterly Report on Form 10-Q for the quarter ended July 16, 1995.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Steve Mortensen           (310) 884-4558
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                 (Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
    registrant was required to file such report(s) been filed?   If answer is
    no, identify report(s).                                      [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                                                     [X] Yes  [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company anticipates that its Quarterly Report on Form 10-Q will reflect sales for the 12 weeks ended July 16, 1995 ("second quarter 1995") of approximately $857.3 million, compared to sales of approximately $581.1 million for the 12 weeks ended June 25, 1994 ("fourth quarter 1994"). Such growth in sales is due primarily to the fact that second quarter 1995 results of operations include approximately seven weeks of the operations of the Company prior to the Merger and approximately five weeks of operations of the Company after the Merger. The Company anticipates that its Quarterly Report on Form 10-Q will reflect a net loss for second quarter 1995 of approximately $145.3 million, compared to net income of approximately $0.6 million for fourth quarter 1994. Because of its merger and financing activities during fiscal 1995, the Company believes that its results of operations for second quarter 1995 and fourth quarter 1994 are not directly comparable.

                            Food 4 Less Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.


Date: August 30, 1995                     By:          /s/ Alan J. Reed
      ---------------------------------       ----------------------------------
                                              Alan J. Reed
                                              Senior Vice President and
                                              Chief Financial Officer